

Mailstop 3233

September 12, 2018

Via E-mail
Ms. Kelli Gallegos
Chief Financial Officer
Invesco DB US Dollar Index Bullish Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

Re: **Invesco DB US Dollar Index Bullish Fund**
        Form 10-K for the fiscal year ended December 31, 2017
        Filed February 28, 2018
        File No. 001-33314

Dear Ms. Gallegos:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Financial Statements

Note 8 – Investments in Affiliates, page 49

1.   It appears that your investment in affiliates comprised approximately 15% of total assets as of December 31, 2017 and June 30, 2018. Please expand your disclosure in future filings to provide a more detailed description of the types of investments held by your affiliate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities